SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI COPEL 04/07 – 04/26/2007

COPEL’S POWER MARKET

Copel Distribuição’s grid market (TUSD), comprising Copel’s captive market and all the free consumers in the Company’s concession area, increased by 3.8% in the first quarter of 2007 compared to the same period of the previous year.

Grid Market - TUSD

GWh

	1Q07	1Q06	Chg. %
Grid Market (TUSD)	5,306	5,114	3.8

Copel’s 1Q07 power consumption (captive market plus and free consumers) totaled 4,905 GWh, 4.3% up on the 1Q06.

The residential segment, which accounted for 26.1% of total power consumption, grew by 5.7% . Consumption per customer averaged 160.6 kWh/month, 2.7% up year-on-year. This result was impacted by (i) increased acquisition of electrical home appliances, due to the greater availability of credit, (ii) higher period temperatures and (iii) the 2.9% growth in the number of consumers.

Industrial consumption, including COPEL Geração’s free customers, which accounted for 37.1% of total 1Q07 consumption, moved up 3.4% over the same period of 2006. The number of industrial consumers closed the quarter at 57,601, 6.1% higher than at the end of March, 2006.

The commercial segment, which accounted for 19.3% of COPEL’s period market, recorded the best performance within the main consumption segments, recording an increase of 6.4%, fueled by the favorable service sector scenario and the increase in the number of customers (2.5% above the March/06 figure).

Power consumption in the rural segment, responsible for 8.2% of COPEL’s total market, recorded growth of 4.2% in the 1Q07. Average rural power consumption went up 3.0% year-on-year to 406.2 kWh/month.

Consumption per segment

GWh

Segment	1Q07	1Q06	% Chg.
Residential	1,280	1,211	5.7
Industrial (with free customers)	1,822	1,761	3.4
Commercial	949	892	6.4
Rural	402	386	4.2
Others	452	454	(0.3)
Total	4,905	4,704	4.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.